STRATASYS
Q4 2015

FINANCIAL RESULTS CONFERENCE CALL

March 3th, 2016

stratasys

Stratasys

Q4 2015 Conference and webcast details

Speakers	Live Dial-in Information
David Reis CEO	Primary Dial-in: 800-688-0836
Erez Simha COO & CFO	International Dial-in: 617-614-4072
Shane Glenn VP, Investor Relations	Participant Passcode: 49835079

Live webcast and replay:
http://edge.media-server.com/m/p/bp67mmzn

Forward Looking Statement

The statements in this presentation regarding Stratasys' belief that its comprehensive new strategy will help grow its markets, and the statements regarding its projected future financial performance, including under the heading "Financial Guidance," are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the overall global economic environment; the impact of competition and new technologies; general market, political and economic conditions in the countries in which Stratasys operates; changes in projected capital expenditures and liquidity; changes in Stratasys' strategy; changes in government regulations and approvals; changes in customers' budgeting priorities; and other factors referred to under "Risk Factors," "Information on the Company," "Operating and Financial Review and Prospects," and generally in Stratasys' annual report on Form 20-F for the year ended December 31, 2014, filed with the U.S. Securities and Exchange Commission (the "SEC"), and in other reports that Stratasys has filed with or furnished to the SEC from time to time. Readers are urged to carefully review and consider the various disclosures made in Stratasys' SEC reports, which are designed to advise investors as to the risks and other factors that may affect Stratasys' business, financial condition, results of operations and prospects. Any guidance and other forward-looking statements in this press release are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

David Reis – CEO

Opening Remarks

- Fourth quarter results reflect continuation of difficult macro-economic environment and shift in customer buying patterns
- Recognized favorable trend in operating expenses driven by early success of restructuring efforts
- Observed positive cash generation, resulting from better expense control and improved working capital management
- Committed to achieving additional operational efficiencies
- Dedicated to maintaining leadership in prototyping
- Transforming the business into a solutions-based selling model, targeting key markets and emerging applications

Erez Simha – CFO and COO

Shane Glenn – VP of Investor Relations

Financial Update and Guidance

Financial Results - Non-GAAP
Stratasys, Ltd.

Revenue Growth ↓ 20% YOY

Core Revenue Growth ↓ 14% YOY

Non-GAAP Gross Profit Growth ↓ 31% YOY

Non-GAAP Net Income ↓ 103% YOY

	Q4-14	Q4-15	Change YOY
Unit Sales	11,214	4,629	-58.7%
Total Revenue	$217.1	$173.4	-20.2%
Revenue/ Employee	0.073	0.064	-12.9%
Gross Profit % margin	121.6 56.0%	83.4 48.1%	-31.4%
Operating Expenses % of sales	96.6 44.5%	92.3 53.2%	-4.5%
Operating Profit % margin	24.9 11.5%	-8.9 -5.1%	-135.6%
Pre-tax Profit (Loss) % margin	20.8 9.6%	-9.8 -5.7%	-147.3%
Tax Rate	-19.8%	91.1%	
EBITDA	29.6	-1.4	-104.8%
Net Income (Loss) % margin	24.9 11.5%	(0.7) -0.4%	-102.8%
EPS (Diluted)	$0.48	($0.01)	-102.8%
Diluted Shares	52.5	52.0	-0.8%

($ in millions except share and per share data)

Financial Results

Impact of Restructuring

- ✓ Global workforce reduction of approximately 10% during the fourth quarter
- ✓ Initiated operating expense and manufacturing optimization programs
- ✓ Impact of activities recognized in Q4 results, with additional benefits expected throughout 2016
- ✓ Pleased with positive trends in expenses and maintain strong balance sheet
- ✓ Cost reductions are not expected to impact long-term strategic initiatives

Financial Results – Non-GAAP Stratasys, Ltd.

System Revenue ↓ 37% YOY

Consumable Revenue ↓ 1% YOY

Customer Support Revenue ↑ 11% YOY



Total Revenue - Quarter
$168.6
$48.5
$124.3
$49.0
Q4-2014
Q4-2015
Product
Service



Total Revenue – Quarterly Trend
$126.7
$46.1
$134.5
$47.8
$118.5
$49.1
$124.3
$49.0
Q1 '15
Q2 '15
Q3 '15
Q4 '15
Product
Service

($ in millions unless noted otherwise)

stratasys

Financial Results – System Unit Sales
Stratasys, Ltd.

- Q4 units sales were 4,629 3D printing and additive manufacturing systems
  - Unit sales impacted by lower MakerBot unit sales and overall market factors
  - System ASP improved sequentially and Y/Y, driven by product mix
- Total units sold on a pro-forma combined basis are 146,024 systems worldwide as of December 31, 2015



Total Units Sold - Quarter
11,214
4,629
Q4-2014
Q4-2015



Total Units Sold – Quarterly Trend
7,536
6,731
5,467
4,629
Q1 '15
Q2 '15
Q3 '15
Q4 '15

stratasys

Financial Results – Non-GAAP Stratasys, Ltd.

- Gross margin decline driven by one-time items – including $7.7M negative impact related primarily to inventory adjustments

	Q4-14	Q4-15	% Change YOY
Product Revenue % of sales	$168.6 77.7%	$124.3 71.6%	-26.4%
Service Revenue % of sales	48.5 22.3%	49.0 28.4%	+1.4%
Product Gross Profit % margin	100.1 59.4%	65.5 52.7%	-34.6%
Service Gross Profit % margin	21.5 44.3%	17.9 36.4%	-16.7%
Total Gross Profit % margin	121.6 56.0%	83.4 48.1%	-31.4%

Gross Margin – Quarterly Trend



54.1%
54.7%
50.8%
48.1%
58.6%
41.7%
61.6%
35.4%
58.7%
31.8%
52.8%
36.2%
Q1 '15
Q2 '15
Q3 '15
Q4 '15
Product Gross Margin
Service Gross Margin
Total Gross Margin

($ in millions unless noted otherwise)

stratasys

Financial Results – Operating Profit Non-GAAP Stratasys, LTD.

Favorable Sequential Trend in Operating Exp.

Operating Exp. ↓ 3% Q/Q

R&D Exp. ↓ 12% Q/Q

SG&A Exp. ↔ 0% Q/Q

	Q4-14	Q4-15	% Change YOY
R&D Expense % of sales	21.4 9.8%	22.2 12.8%	+3.8%
SG&A Expense % of sales	75.3 34.7%	70.1 40.4%	-6.9%
Total Operating Exp. % of sales	96.6 44.5%	92.3 53.2%	-4.5%
Total Operating Profit (Loss) % margin	24.9 11.5%	-8.9 -5.1%	-135.6%

($ in millions unless noted otherwise)

Operating Profit Analysis – Quarterly Trend



14.1%
40.4%
-0.4%
Q1 '15
12.3%
40.3%
2.0%
Q2 '15
15.0%
41.8%
-6.0%
Q3 '15
12.8%
40.4%
-5.1%
Q4 '15
R&D Expenses (% of sales)
SGA Expenses (% of sales)
Operating Margin

stratasys

Financial Results – Revenue Geographic Mix
Stratasys, Ltd.

- Results reflect continuation of challenging market environment observed throughout 2015


Geographic Sales Q4-2014
1%
19%
25%
55%
North America
EMEA
APAC
Other


Geographic Sales Q4-2015
2%
17%
23%
58%
North America
EMEA
APAC
Other

Financial Results – Balance Sheet Summary Stratasys, Ltd.

- Cash from operations improved in Q4, driven by better expense control and improved working capital management
- Inventory decline a result of lower production levels to match demand, and improvement in inventory management

Selected balance sheet items ($ in millions)	Q3-15	Q4-15
Cash, Cash Equivalents & Bank Deposits	$262.4	$258.2
Accounts Receivable	130.7	123.2
Inventories	140.8	123.7
Net Working Capital	428.9	374.2

($ in millions unless noted otherwise)

Financial Summary

- Fourth quarter results reflect continuation of challenging market environment
- Encouraged by early results of cost structure adjustments
- Near-term visibility for demand recovery is low – budgeting assumptions reflect similar conditions in 2016
- Focused on operational efficiency and aligning cost structure with current market environment
- Strong balance sheet with sufficient capital

Revenue & Earnings Guidance – Full Year 2016 Non-GAAP

Revenue (M)

$700-$730M

Non-GAAP Diluted EPS

($0.17-$0.43)

Reconciliation of GAAP to Non-GAAP Guidance ($ in millions, except per share data)	
Revenue	$700 to $730
Non-GAAP Net Income	$9 to $23
(1) Stock-Based Compensation Exp.	$25 to $27
(2) Intangible Assets Amortization Exp.	$59
(3) Merger Related Expenses	$7
(4) Reorganization and other related costs	$4 to $5
(5) Tax expense related to non-GAAP adjustments	($5)
GAAP Net Loss	($84) to ($67)
GAAP Loss Per Share	($1.60) to ($1.28)
Non-GAAP Diluted Earnings Per Share	$0.17 to $0.43

David Reis – CEO

STRATEGIC OVERVIEW

BUSINESS CONTEXT & TRANSFORMATION

Our business grew at accelerated rates through 2014

Growth fueled by merger and acquisitions, and strong initial customer purchases of 3D printers

Today, there is a market-wide slowdown in our industry

An opportunity for Stratasys to re-group and evaluate near-term priorities

We are in the midst of transforming our business

Enhancing our market positioning and brand, and moving towards a full-suite of solutions

It's about creating long-term value for all our stakeholders

shareholders, employees, partners and customers

stratasys

STRATASYS BUSINESS TRANSFORMATION

Future Strategy

- Maintain prototyping leadership
- Transition to integrated solution, vertical oriented offerings
- Expansion into manufacturing

2013-2014

- Acquisitions to strengthen core capabilities
  - ✓ MakerBot
  - ✓ Solid Concepts & Harvest Tech
  - ✓ GrabCAD
  - ✓ Econolyst

Merger

- Created industry leader
- Growth fueled by merger synergies & industry awareness


stratasys
Stratasys
OBJET
STRATASYS

VERTICAL APPROACH TO MARKET PENETRATION


MANUFACTURING
TOOLING
PROTOTYPING
Aerospace
Automotive
Dental
Medical
Jewelry
Core market across industries
EDUCATION
Stratasys seeks to impact student performance and empower the next generation workforce for STEM and manufacturing careers

stratasys

VERTICAL APPROACH TO MARKET PENETRATION

MANUFACTURING

OUR LONG TERM FUTURE

We believe that additive manufacturing can **disrupt traditional manufacturing** and create immense value through a **solution selling approach**

TOOLING

OUR NEAR FUTURE GROWTH ENGINE

We will work to further penetrate this market through **solution-based selling**, as a **first step into manufacturing**

PROTOTYPING

OUR CORE MARKET TODAY

We will work to maintain and advance our **leadership position**

EDUCATION

Stratasys seeks to impact student performance and empower the next generation workforce for STEM and manufacturing careers

Objet Connex3: All-in-One Simplicity

Streamlined product portfolio & enhanced performance

- Connex3 for all uses, replaces multiple systems
- Improve functionality from new Stratasys Creative Colors Software, powered by Adobe 3D Color Print Engine
    - Expands 46 colors to 1000+ gradient color options
    - Simplified design-to-3D print workflow
- Customer will be able to print directly from Adobe Photoshop to local Objet Connex3 systems or order parts-on-demand from Stratasys Direct Manufacturing (SDM)





MakerBot Update



Committed to desktop space and MakerBot

- Desktop space impacted by broader market challenges
- Several steps taken in 2015 to improve performance:
    - New management team
    - Enhanced engineering collaboration with core business
    - Sales partnerships to leverage Stratasys channel and regional infrastructure
    - Reorganization to reduce expenses and improve productivity
    - Focused on core EDU and entry-level professional markets
    - Additional productivity improvements expected in 2016
- ***MakerBot and the desktop space are strategic for Stratasys***
- ***Entry level 3D printing drives cross-selling opportunities***

WE MUST STRIKE THE RIGHT BALANCE

GROWTH

PROFITABILITY

stratasys
the leading 3D Printing Solutions Company

We must:

- ✓ Advance prototyping leadership
- ✓ Develop new markets and applications in tooling and manufacturing
- ✓ Integrate our solution offerings
- ✓ Pursue vertical focused solution-based selling

How we support this in 2016:

- ✓ Drive business growth
- ✓ Make the right investments
- ✓ Ensure smarter operations
- ✓ Focus on expense management
- ✓ Drive efficiencies

David Reis – CEO

Summary & Outlook

- Maintaining leadership in prototyping, while targeting emerging tooling and end-use-part applications
- Enhancing go-to-market infrastructure and moving to solution-based selling of unified offerings
- Remain committed to investments – Core Business, VBUs, MakerBot, GrabCAD and IT Infrastructure
- Focusing on operational efficiency to drive profitability and cash generation in 2016
- Expect continuation of challenging market conditions in 2016 – remain excited about company's future

WE ARE
STRATASYS
THE 3D PRINTING SOLUTIONS COMPANY

stratasys

Reconciliation of GAAP to Non-GAAP - Results of Operations Stratasys Ltd.

	Q4-14			Q4-15		
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
Net sales						
Products	$168,595	$ -	$168,595	$124,316	$ -	$124,316
Services	48,517	-	48,517	49,046	-	49,046
Cost of sales						
Products	82,985	(14,490)	68,495	86,753	(28,080)	58,673
Services	28,943	(1,915)	27,028	33,537	(2,229)	31,308
Gross profit	**105,184**	**16,405**	**121,589**	**53,072**	**30,309**	**83,381**
Operating expenses						
Research and development, net	23,189	(1,822)	21,367	31,919	(9,741)	22,178
Selling, general and administrative	95,646	(20,368)	75,278	113,126	(43,041)	70,085
Goodwill impairment	102,470	(102,470)	-	96,550	(96,550)	-
Change in fair value of obligations in connection with acquisitions	(24,862)	24,862	-	(714)	714	-
Operating income (loss)	**(91,259)**	**116,203**	**24,944**	**(187,809)**	**178,927**	**(8,882)**
Financial expenses	(4,145)	-	(4,145)	(947)	-	(947)
Income (loss) before income taxes	**(95,404)**	**116,203**	**20,799**	**(188,756)**	**178,927**	**(9,829)**
Income taxes	(3,370)	(750)	(4,120)	43,770	(52,720)	(8,950)
Net income (loss)	**(92,034)**	**116,953**	**24,919**	**(232,526)**	**231,647**	**(879)**
Net loss attributable to non-controlling interest	(25)	-	(25)	(183)	-	(183)
Net income (loss) attributable to Stratasys Ltd.	**$(92,009)**	**$115,665**	**$24,944**	**$(232,343)**	**$231,647**	**$(696)**
Net income (loss) per ordinary share attributable to Stratasys Ltd. (Diluted)	**$(1.81)**		**$0.48**	**$(4.46)**		**$(0.01)**
Diluted Shares	50,912		52,491	52,046		52,046

($ in thousands except share and per share data)

stratasys

Reconciliation of Non-GAAP Adjustments
Stratasys Ltd.

	Q4-14	Q4-15
Net sales, products		
Deferred revenue step-up	$-	$-
Cost of sales, products		
Acquired intangible assets amortization	(14,654)	(10,830)
Acquired intangible asset impairment	-	(10,779)
Non-cash stock-based compensation expense	164	(675)
Reorganization and other related costs	-	(5,796)
Cost of sales, services		
Acquired intangible assets amortization	537	-
Non-cash stock-based compensation expense	(1,430)	(338)
Reorganization and other related costs	-	(1,726)
Merger and acquisition related expense	(1,022)	(165)
Research and development, net		
Acquired intangible asset impairment	-	(7,900)
Non-cash stock-based compensation expense	(1,942)	(1,400)
Reorganization and other related costs	-	(249)
Merger and acquisition related expense	120	(192)
Selling, general and administrative		
Acquired intangible assets amortization	(7,607)	(4,464)
Acquired intangible assets impairment	-	(23,399)
Non-cash stock-based compensation expense	(5,589)	(3,437)
Reorganization and other related costs	-	(9,117)
Merger and acquisition related expense	(7,172)	(2,624)
Goodwill impairment		
Goodwill impairment	(102,470)	(96,550)
Change in fair value of obligations in connection with acquisitions		
Change in fair value of obligations in connection with acquisitions	24,862	714
Income taxes		
Corresponding tax effect and other tax adjustments	(750)	(52,720)
Net income attributable to Stratasys Ltd.	**$116,953**	**$231,647**

($ in thousands)

stratasys